Exhibit 99.1

TuanChe Expects Adverse Impact from Coronavirus Outbreak

BEIJING, January 29, 2020 (GLOBE NEWSWIRE) -- TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that its financial and operating results for the first quarter of 2020 are expected to be materially and adversely affected by the recent and fast-evolving coronavirus outbreak in the central city of Wuhan (in Hubei province) and other cities in China (the “Outbreak”).

As a result of the Outbreak and widespread public concerns, the Company has to significantly reduce the number of offline sales events in the coming months. All auto shows and special promotional events previously scheduled in February have been officially cancelled. The Company believes the probability for a reduction in offline sales events currently scheduled in March is substantial, and will provide timely update when there is further clarity. In light of the reduction in the number of offline sales events in the coming months, the Company’s financial and operating results for the first quarter of 2020 are expected to be materially and adversely affected.

The Company is taking actions to further reduce expenses and conserve resources in addition to the decrease in direct costs associated with the cancelled offline sales events. Meanwhile, the Company continues to accelerate the development of its virtual dealership and online marketing services.

Given the fluid and fast-evolving situation, the Company currently does not have a view on whether the reduction in offline sales events will continue in the second quarter and beyond, but will continue to closely monitor the situation and comply with directives and restrictions imposed by relevant authorities in China.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, of the anticipated benefits from acquiring Longye, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

Source: TuanChe Limited